LEAD INVESTOR



Roger B Langer Jr

I have been a part of an active investment group for over 25 years. We look for great opportunities in stable markets with no clear leader and we make solid choices based on fundamental reasons. Weddings are a forever market. Except, of course, during a pandemic. I'm not expecting any major interruptions to impact this market in years to come, so I feel that like 'location' is to real estate, 'market segment' is to investment. Timing, this app is hitting the market just as the wedding industry is revving up. Fiancees and grooms to-be are ramping up due to the pent-up demand for wedding venues and the end to lock downs. The app is in its infancy and is already good and a much-needed tool for the industry. Having seen this product from the inside, it needs very little market share to be a really good investment, but I think it's going to blow the lid off the competition.

Invested $5,000 this round & $5,000 previously